____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s New 10-Year Market Outlook Identifies Trends Influencing the Industry

São José dos Campos, Brazil, December 2nd, 2020 – Embraer’s newly published 2020 Commercial Market Outlook examines passenger demand for air travel and new aircraft deliveries over the next 10 years with special emphasis on Embraer’s product segment - aircraft up to 150 seats. The report identifies emerging trends that will influence growth, factors shaping future airline fleets, and the regions of the world that will lead demand in the commercial sector.

The global pandemic is causing fundamental changes that are reshaping air travel patterns and demand for new aircraft. There are four main drivers:

-    Fleet Rightsizing - a shift to smaller-capacity, more versatile aircraft to match weaker demand.

-    Regionalization - companies seeking to protect their supply chains from external shocks will bring businesses closer, generating new traffic flows.

-    Passenger Behavior - preference for shorter-haul flights and decentralization of offices from large urban centers will require more diverse air networks.

-    Environment - renewed focus on more efficient, greener aircraft types.

“The short-term impact of the global pandemic has long-term implications for new aircraft demand,” said Arjan Meijer, President and CEO of Embraer Commercial Aviation. “Our forecast reflects some of the trends we’re already seeing - the early retirement of older and less efficient aircraft, a preference for more profitable smaller airplanes to match weaker demand, and the growing importance of domestic and regional airline networks in the restoration of air service. Aircraft with up to 150 seats will be instrumental in how quickly our industry recovers.”

Selected highlights:

Traffic Growth

-    Global passenger traffic (measured in Revenue Passenger Kilometres - RPKs) will return to 2019 levels by 2024, yet remain 19% below Embraer’s previous forecast through the decade, to 2029.

-    RPKs in Asia Pacific will grow the fastest (3.4% annually).

Jet Deliveries

-    4,420 new jets up to 150 seats will be delivered through 2029.

-    75% of deliveries will replace ageing aircraft, 25% representing market growth.

-    The majority will be to airlines in North America (1,520 units) and Asia Pacific (1,220).

Turboprop Deliveries

-    1,080 new turboprops will be delivered through 2029.

-    The majority will be to airlines in China/Asia Pacific (490 units) and Europe (190).

For more details, including regional synopses for North America, Latin America, Europe, Africa, the Middle East, China and Asia/Pacific, and the CIS, download the 2020 Market Outlook at www.embraermarketoutlook2020.com.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations